UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Notice of Extension to Comply with Continued Listing Rule

As previously announced, on May 7, 2024, the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department notified Evaxion Biotech A/S (the “Company”) that it no longer complied with Nasdaq Listing Rule 5550(b)(1) (the “Rule”). Under the Rule, companies listed on Nasdaq must maintain stockholders’ equity of at least $2,500,000 (the “Stockholders’ Equity Requirement”). The Company’s stockholders’ equity of $(4,729,000) for the period ended December 31, 2023 was below the Stockholders’ Equity Requirement for continued listing. Additionally, the Company did not meet either of the alternative Nasdaq continued listing standards under the Nasdaq Listing Rules of market value of listed securities or net income from continuing operations.

On May 31, 2024, the Company submitted a plan to the staff at the Nasdaq Listing Qualifications Department (the “Staff”) to regain compliance with the Stockholders’ Equity Requirement (the “Compliance Plan”), and on June 13, 2024, the Staff notified the Company (the “Letter”) that it would be granted an extension until November 4, 2024, to demonstrate compliance with Listing Rule 5550(b)(1) to meet the continued listing requirements of Nasdaq, conditioned upon the Company evidencing compliance with the Rule.

The Company intends to regain compliance with the applicable continued listing requirements of Nasdaq prior to the end of the compliance period set forth in the Letter. The Company has determined that its deficiency in minimum stockholder’s equity was partly a result of the IFRS accounting treatment of its investor warrants that are treated as a derivative liability, hence reducing equity. The Company has, as announced on May 24, already amended outstanding investor warrants from the February public offering. The Company also intends to amend remaining outstanding investor warrants and to take other steps in accordance with its Compliance Plan to ensure compliance with Nasdaq listing rules. However, until Nasdaq has reached a final determination that the Company has regained compliance with all of the applicable continued listing requirements, there can be no assurances regarding the continued listing of the Company’s common stock on Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: June 18, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer